As filed with the Securities and Exchange Commission on July 27, 2004

                                                               FILE NO. 70-10100

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                AMENDMENT NO. 19
                          (Seventeenth-Post Effective)

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                      --------------------------------------

                             Allegheny Energy, Inc.
                      Allegheny Energy Supply Company, LLC
                        Allegheny Energy Solutions, Inc.
                            Allegheny Ventures, Inc.
                         Mountaineer Gas Services, Inc.
                 The West Virginia Power & Transmission Company
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

                      --------------------------------------

                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601


 (Name of top registered holding company parent of each applicant or declarant)

        The Commission is requested to send copies of all notices, orders and communications in connection with this Amendment to:

         David B. Hertzog               Clifford M. Naeve
         General Counsel                William C. Weeden
         Allegheny Energy, Inc.         Paul Silverman
         800 Cabin Hill Drive           Skadden, Arps, Slate, Meagher & Flom LLP
         Greensburg, PA 15601           1440 New York Avenue, NW
                                        Washington, D.C. 20005

Applicants hereby amend and restate in its entirety their U-1 Amendment filed with the Commission in File No. 70-10100 on June 18, 2004.

ITEM 1.  DESCRIPTION OF PROPOSED TRANSACTIONS

A.   Introduction

         Allegheny Energy, Inc. ("Allegheny"), a registered holding company, Allegheny Energy Supply Company, LLC ("AE Supply"),1 a registered holding company and public utility company subsidiary of Allegheny, and the following nonutility subsidiaries of Allegheny: Allegheny Energy Solutions, Inc. ("Solutions"), Allegheny Ventures, Inc. ("Ventures"), Mountaineer Gas Services, Inc. ("Mountaineer"), and The West Virginia Power & Transmission Company ("WVPT," and collectively "Applicants"), hereby file this Amendment pursuant to
Section 12(c) of the Public Utility Holding Company Act of 1935, as amended ("Act"), and Rule 46 under the Act, seeking a release of jurisdiction for Solutions, Ventures, Mountaineer, and WVPT (collectively, the "Dividending Companies") to make dividends out of capital and unearned surplus. Applicants submit that this authority is necessary to release excess funds currently held by the Dividending Companies that will be used to pay down debt of Allegheny, AE Supply, or any of their direct or indirect subsidiaries, or to fulfill the obligations of any of the foregoing to unaffiliated counterparties that otherwise could be fulfilled only through the incurrence of additional debt. Applicants further submit that these proposed actions will benefit the financial condition of the Allegheny system generally and will not adversely affect the Dividending Companies.

         The Dividending Companies have received authority to make dividends out of capital and unearned surplus through July 31, 2005 to the extent permitted under applicable corporate law. See Holding Co. Act Release No.
27486 (Dec. 31, 2001). (the "Original Financing Order"). The Original Financing Order has been supplemented by a series of Commission orders in light of changing financial conditions at Allegheny and AE Supply.2 One of these orders reserves jurisdiction over dividends out of capital and unearned surplus by the Dividending Companies, and other nonexempt nonutility subsidiaries, at times when the common equity of Allegheny and/or AE Supply is below 28 and 20 percent, respectively.3 This reservation of jurisdiction applies at this time.

--------------------
1 In Holding Co. Act Release No. 27101 (Nov. 12, 1999) the Commission authorized the formation of AE Supply. AE Supply filed a notification of registration with the Commission on Form U5A on October 9, 2002. AE Supply is a public utility company within the meaning of the Act, but is not subject to state regulation.

2 See Holding Co. Act Release No. 27521 (April 17, 2002), Holding Co. Act Release No. 27579 (Oct. 17, 2002), Holding Co. Act Release No. 27652 (Feb. 21, 2003) (the "Capitalization Order"), Holding Co. Act Release No. 27780 (Dec. 22, 2003); and Holding Co. Act Release No. 27796 (Feb. 3, 2004).

3 Holding Co. Act Release No. 27652 (Feb. 21, 2003). As reflected in their unaudited financial statements, as of March 31, 2004, Allegheny's common equity ratio was 21.6 percent, and AE Supply's common equity ratio was 21.1 percent.

B.   Overview of the Applicants

         Allegheny is a diversified energy company, headquartered in Greensburg, Pennsylvania. The Allegheny family of companies consists of three regulated electric public utility companies, West Penn Power Company ("West Penn"), Monongahela Power Company ("Monongahela Power"), and The Potomac Edison Company ("Potomac Edison" and, together with West Penn and Monongahela Power, the "Operating Companies"), and a regulated public utility natural gas company, Mountaineer Gas Company, which is a wholly-owned subsidiary of Monongahela Power (all collectively d/b/a "Allegheny Power"). Allegheny Power delivers electric energy to approximately 1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 customers in West Virginia.

         AE Supply is the principal electric generating company for the Allegheny system. During 1999 and 2000, in response to deregulation legislation in Maryland, Virginia, and Pennsylvania, two of the Operating Companies, West Penn and Potomac Edison, transferred generating assets which totaled approximately 6,600 MW to AE Supply. In 2001, Monongahela Power transferred generating assets, totaling 352 MW associated with its Ohio customers, to AE Supply. Pursuant to contracts, AE Supply provides power to West Penn, Potomac Edison, and Monongahela Power to serve their customers in Pennsylvania, Maryland, Virginia, and Ohio and to serve the retail load of Potomac Edison in West Virginia. These contracts represent a significant portion of the normal capacity of AE Supply's fleet of transferred generating assets and a substantial majority of the requirements of West Penn and Potomac Edison. As a result, AE Supply's core business has been to provide power to Allegheny Power to serve its native load. Although AE Supply is a public utility company within the meaning of the Act, AE Supply is not a utility for purposes of state regulation, nor is it subject to regulation as an electric public utility in any of the states in which it operates.

         Solutions is a Rule 58 company that currently develops competitive generation solutions (i.e., distributed generation, cogeneration, prime power, green power, and uninterrupted power source) for customers through products such as reciprocating generators, microturbines, steam turbines, combustion turbines, fuel cells, wind turbines, and solar cells. It is a wholly-owned subsidiary of Ventures.

         Ventures is a Rule 58 company that invests indirectly in energy-related and telecommunications companies. It is a wholly-owned subsidiary of Allegheny.

         Mountaineer operates natural gas producing properties, gas gathering facilities, and intrastate transmission pipelines. It owns more than 300 natural gas wells and a net revenue interest in about 100 additional wells.
Mountaineer makes no sales of gas at retail. It is a wholly-owned subsidiary of Mountaineer Gas Company.

         WVPT owns approximately 4,000 acres of land in West Virginia that were acquired for possible future development.

C.   Background Information

        Most of the Dividending Companies have been in existence for a relatively short time. In some cases they have a history of operating losses, while others have suffered accounting write-offs, which leave them with negative retained earnings. Many of the Dividending Companies are downsizing their operations or exiting lines of business. They possess some cash accumulated from asset liquidations. In many cases, there are plans to sell more assets in the future. The specific sources of the funds to be dividended by each of the Dividending Companies are as follows.

         The funds that Solutions proposes to dividend come, and will come, from collections of receivables in connection with its energy project management activities that have produced excess cash which Solutions seeks to dividend as a return of capital.

         The funds that Ventures proposes to dividend come, and will come, from: (1) dividends received from its subsidiaries (i.e., Solutions and Allegheny Communications Connect, Inc., an exempt telecommunications company under the Act), (2) the sale of operational assets as it winds down some of its operations, and (3) liquidating its remaining passive investments in energy-related companies.

         The funds that WVPT proposes to dividend come, and will come, from the sale of its real property holdings, which, as noted above, were acquired for possible future development.

         The funds that Mountaineer Gas Services proposes to dividend come, and will come, from collection of receivables that have produced excess cash which Mountaineer Gas Services seeks to dividend as a return of capital.

D.   Requested Authorization

         Applicants seek a release of jurisdiction over dividends by the Dividending Companies in the aggregate amount of up to $91.95 million through July 31, 2005. Applicants expect that dividends by individual Dividending Companies during this period will be as follows:

------------------------------------ --------------------------- -------------------------- -----------------
Company                              Dividends in 2004*          Dividends in 2005          Total
------------------------------------ --------------------------- -------------------------- -----------------
Allegheny Energy Solutions, Inc.     $16,700                      $1,000                    $17,700
------------------------------------ --------------------------- -------------------------- -----------------
Allegheny Ventures, Inc.              43,700                       7,000                     50,700
------------------------------------ --------------------------- -------------------------- -----------------
The West Virginia Power &              9,150                       6,000                     15,150
Transmission Company
------------------------------------ --------------------------- -------------------------- -----------------
Mountaineer Gas Services               7,900                         500                      8,400
------------------------------------ --------------------------- -------------------------- -----------------
Total                                $77,450                     $14,500                    $91,950
------------------------------------ --------------------------- -------------------------- -----------------
* Dollar amounts (000's)

         These cash amounts currently are trapped. Once dividended up, the amounts will be used to pay down debt of Allegheny, AE Supply, or any of their direct or indirect subsidiaries, or to fulfill the obligations of any of the foregoing to unaffiliated counterparties that otherwise could be fulfilled only through the incurrence of additional debt. Applicants represent that the Dividending Companies will not declare or pay any dividend out of capital or unearned surplus in contravention of any law restricting the payment of dividends. Allegheny represents that none of any such dividends will be used by Allegheny to pay dividends to its stockholders. Each of the Dividending Companies represents that it will not declare or pay any dividend out of capital or unearned surplus unless it: (i) has received excess cash as a result of the sale of its assets, (ii) has engaged in a restructuring or reorganization, and/or (iii) is returning capital to an associate company. Applicants request authorization for the Dividending Companies to pay dividends out of capital and unearned surplus, through July 31, 2005, provided, however, that, without further approval of the Commission, no Dividending Company will declare or pay any dividend out of capital or unearned surplus if the Dividending Company derives any material part of its revenues from the sale of goods, services, or electricity to the Operating Companies or Mountaineer Gas Company.

         The payment of the proposed dividends will not impair the Dividending Companies' ability to meet their obligations, and their assets will be sufficient to meet anticipated expenses and liabilities. These companies have relatively simple and small operations, with readily predictable cash needs. Applicants have considered the future cash needs of the Dividending Companies and have determined that following the proposed dividends, the Dividending Companies will have adequate cash to meet their needs over the applicable time periods. Moreover, making the proposed dividends will benefit Allegheny and the Operating Companies by increasing financial flexibility and facilitating the reduction of debt at Allegheny or AE Supply which would otherwise have to be serviced with dividends from the Operating Companies. The proposed return of capital is appropriate and necessary under the circumstances.

E.   Reporting Requirements

         Allegheny will file Rule 24 certificates of notification within 30 days of the event, which will contain the following information:

     1. The amount and timing of any and all dividends declared and/or paid by a Dividending Company; and

     2. A description of the use by Allegheny of any funds received as a dividend from a Dividending Company.

ITEM 2.  FEES, COMMISSIONS AND EXPENSES

         The fees, commissions and expenses incurred or to be incurred in connection with this Amendment will not exceed $10,000.

ITEM 3.  APPLICABLE STATUTORY PROVISIONS

A.   General

         Section 12(c) of the Act prohibits a registered holding company or any of its subsidiaries from paying dividends in contravention of the Commission's rules, regulations, or orders. Rule 46(a) under the Act prohibits the payment of dividends out of capital or unearned surplus "except pursuant to a declaration . . . and . . . order of the Commission."

         The proposal that the Dividending Companies pay dividends from capital or unearned surplus is consistent with the intent of Section 12 and Commission precedent.4 The Commission has noted that Congress intended Section 12(c) to prevent the "milking of operating companies in the interest of the controlling holding company groups" and to safeguard the working capital of the public-utility companies.5 The Commission also has stated that the provisions of
Section 12 "require the protection of a company's financial integrity and the prevention of the circumvention of the provisions of the Act or [the Commission's] orders thereunder."6

         As noted above, the proposed dividends will not adversely affect the Dividending Companies. In addition, those dividends will directly benefit the Operating Companies by lowering Allegheny's overall debt and reducing the need for dividends from the Operating Companies themselves for this purpose. For this reason, the proposed dividends are consistent with and support the overall plans of Allegheny and AE Supply to return to common equity levels of at least 30 percent.7

B.       Rule 54 Analysis

         Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such

--------------------
4 See, e.g., General Public Utilities Corp., Holding Co. Act Release No. 25715 (Dec. 18, 1992) (authorizing nonutility subsidiaries to pay dividends out of capital or unearned surplus); Central Ohio Coal Co., Holding Co. Act Release No. 26573 (same).

5    Eastern Utilities Associates, Holding Co. Act Release No. 25330 (June 13,
     1991), citing S. Rep. No. 621, 74th Cong., 1st Sess. 3434 (1935) and
     Summary Report of the FTC to the U.S. Senate Pursuant to S.R. No. 83, 70th Cong., 1st Sess. Doc. 92, Vol. 73-A, pp. 61-62.

6    Standard Power and Light Corp., 35 SEC 440, 443 (Nov. 9, 1953).

7 Allegheny and AE Supply have described in detail their progress in this connection in various recent U-1 applications, most recently its U-1/A filed in Commission File No. 70-10100 on April 29, 2004.

registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

         Allegheny does not satisfy the requirements of Rule 53(a)(1). In the Original Financing Order, the Commission authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). As of March 31, 2004, Allegheny's "aggregate investment," as defined in Rule 53(a)(l), was approximately $235 million. These investments by Allegheny were made in compliance with the Original Financing Order.

         Allegheny is no longer in compliance with the financing conditions set forth in the Original Financing Order. In the Capitalization Order, Allegheny was authorized to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as the revised financing conditions, as defined in the Capitalization Order, were met. However, as reflected in Allegheny's unaudited financial statements, as of March 31, 2004, Allegheny's common equity ratio was 21.6 percent. As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.

         Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

         None of the circumstances described in 53(b)(1) have occurred.

         The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

         Allegheny respectfully submits that the requirements of Rule 53(c) are met. Through this Amendment, Allegheny requests Commission approval of certain transactions as described herein. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny, the Operating Companies, and Mountaineer Gas Company.

         Moreover, the Operating Companies, Mountaineer Gas Company, and their customers will not be adversely impacted by the requested relief. The ratio of common equity to total capitalization of each of the Operating Companies and Mountaineer Gas Company will continue to be maintained at not less than

30 percent.8 Furthermore, the common equity ratios of the Operating Companies and Mountaineer Gas Company will not be affected by the proposed transactions. In addition, each of the Operating Companies and Mountaineer Gas Company is subject to regulation by state commissions that are able to protect utility customers within their respective states.

ITEM 4.  REGULATORY APPROVALS

         No state or federal commission other than the Commission has jurisdiction with respect to any of the proposed transactions described in this Amendment.

ITEM 5.  PROCEDURE

         Applicants hereby (i) waive a recommended decision by a hearing officer, (ii) waive a recommended decision by any other responsible officer or the Commission, (iii) consent that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waive a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Applicants request a release of jurisdiction as soon as possible, but in no event later than July 30, 2004.

ITEM 6.  EXHIBITS AND FINANCIAL STATEMENTS

A.   Exhibits

     H Financial Projections for Allegheny Energy, Inc. and Allegheny Energy Supply Company, LLC (filed in paper copy; confidential treatment requested pursuant to Rule 104(b), 17 CFR Section 250.104(b))

     I Financial Statements of Mountaineer Gas Company and its subsidiaries as of March 31, 2004 (filed in paper copy; confidential treatment requested pursuant to Rule 104(b), 17 CFR Section 250.104(b))

B.   Financial Statements

     1.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

     1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

     1.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of December 31, 2003 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2003, File No. 333-72498)

---------------
8 The common equity ratios of the Operating Companies as of March 31, 2004 are as follows: West Penn: 52.7 percent; Potomac Edison: 49.7 percent; and Monongahela Power: 38.2 percent.

     1.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC, for the year ended December 31, 2003 (incorporated by reference to AE Supply's Form 10-K for the fiscal year ended December 31, 2003, File No. 333-72498)

     2.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of March 31, 2003 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended March 31, 2003, File No. 1-267)

     2.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the fiscal quarter ended March 31, 2004 (incorporated by reference to Allegheny's Form 10-Q for the fiscal quarter ended March 31, 2003, File No. 1-267)

     2.3 Consolidated Balance Sheet of Allegheny Energy Supply Company, LLC as of March 31, 2003 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended March 31, 2004, File No. 333-72498)

     2.4 Consolidated Statement of Income of Allegheny Energy Supply Company, LLC for the fiscal quarter ended March 31, 2004 (incorporated by reference to AE Supply's Form 10-Q for the fiscal quarter ended March 31, 2004, File No. 333-72498)

ITEM 7.  INFORMATION AS TO ENVIRONMENTAL EFFECTS

         (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

         (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.



                     [REMAINDER OF PAGE INTENTIONALLY BLANK]

                                   SIGNATURES

                  Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the Applicants have duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    July 27, 2004

                                Allegheny Energy, Inc.


                                By:    /s/ Suzanne C. Lewis
                                       -----------------------------------
                                       Suzanne C. Lewis
                                Title: Vice President and Treasurer



                                Allegheny Energy Supply Company, LLC


                                By:    /s/ Suzanne C. Lewis
                                       -----------------------------------
                                       Suzanne C. Lewis
                                Title: Treasurer



                                Allegheny Energy Solutions, Inc.


                                By:    /s/ Suzanne C. Lewis
                                       -----------------------------------
                                       Suzanne C. Lewis
                                Title: Vice President and Treasurer



                                Allegheny Ventures, Inc.


                                By:    /s/ Suzanne C. Lewis
                                       -----------------------------------
                                       Suzanne C. Lewis
                                Title: Vice President and Treasurer

                                 Mountaineer Gas Services, Inc.


                                 By:    /s/ Suzanne C. Lewis
                                        -----------------------------------
                                        Suzanne C. Lewis
                                 Title: Vice President and Treasurer



                                 The West Virginia Power & Transmission Company


                                 By:    /s/ Suzanne C. Lewis
                                        -----------------------------------
                                        Suzanne C. Lewis
                                 Title: Vice President and Treasurer